August 19, 2010



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attention:  Mr. Christopher Owings, Assistant Director

Re:     	Innovative Product Opportunities Inc. (the "Company")
	Registration Statement on Form S-1
Filed June 22, 2010
        	File Number: 333-167667

Dear Mr. Owings:

I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-167667), together with certain exhibits thereto (collectively, the " Registration Statement ").

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated August 12, 2010.

Set forth below is the Company's response to the Staff's comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

GENERAL

Comment 1

Please update your financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the time of effectiveness.

Response 1

The Company has revised the Registration Statement in response to this comment.


Comment 2

We note your response to comment one in our letter dated July 21, 2010. Please revise your registration statement to state, as you do in your response letter, that your business plan does not include engaging in, and you have no plans to engage in, a merger or acquisition with any other company, entity or person.

Response 2

We have revised the Registration Statement In response to this comment. Please see page 6.

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DETERMINATION OF OFFERING PRICE, PAGE 14

Comment 3

Please revise the last paragraph of this section to clarify that even if a market maker files an application on your behalf, there is no guarantee that the application will be accepted, your stock will become quoted, or a market for your stock will develop. This comment also applies to the last paragraph of the Plan of Distribution section. In addition, we note your statement in the last sentence of Operating Capital and Capital Expenditures Requirements section on Page 24 that you anticipate receiving additional capital "once (you) are able to have (y)our securities quoted on a public exchange"; please revise this language to clarify that your securities may never be quoted on a public exchange.

Response 3

We have revised the Registration Statement in response to this comment. Please see pages 14, 19 and 25.


SELLING SECURITY HOLDERS, PAGE 15

Comment 4

Please include your response to comment 13 in our letter dated July 21, 2010 in your filing.

Response 4

We have revised the Selling Security Holder section on page 14 to state that, "The Cellular Connection Ltd is not a broker-dealer and is not an affiliate of a broker-dealer."


Comment 5

Please include a reference to footnote 13 in the table of selling shareholders.

Response 5

We have added the notation in the table as requested. Please see page 15.


DESCRIPTION OF BUSINESS, PAGE 19

Comment 6

We cannot locate your revised disclosure in response to comment 16 in our letter dated July 21, 2010 regarding the extent to which you intend to participate in the creation of products. Please tell us where to find this revised disclosure or revise your disclosure accordingly.

Response 6

We have revised the Registration Statement in response to this comment. Please see page 19.

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Comment 7

Please expand your disclosure here to further describe the types of services provided to you by selling shareholders, with a view to explaining to potential investors at what phase you are in developing and implementing your business plan.

Response 7

We have expanded the section on page 19 in an effort to provide potential investors more detail about what phase we are in developing and implementing our business plan. Please see page 19.


Comment 8

We cannot locate your revised disclosure in a response to comment 18 in our letter dated July 21, 2010 regarding what types of products you plan to assist in developing. Please revise.

Response 8

We have added additional information to the end of page 19 to further detail the types of products we plan on assisting in the development of.


CUSTOMERS, PAGE 20

Comment 9

It does not appear that you revised your disclosure in response to comment 19 in our letter dated July 21, 2010. Please advise or revise.

Response 9

We have added additional information to the Customers section on page 20 in response to this comment.


WHOLESALE OPERATIONS, PAGE 20

Comment 10

It does not appear that you revised your disclosure in response to comment 20 in our letter dated July 21, 2010. Please revise your disclosure to describe the nature of the wholesale operations that you intend to develop, including whether you intent to sell or purchase products wholesale, the types of products that you intend to sell or purchase, and the uses for those products.

Response 10

The Company has revised the Registration Statement in response to this comment. Please see the "Wholesale Operations" section on page 20.


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PRODUCT DEVELOPMENT, PAGE 20

Comment 11

We note your response to comment 21 in our letter dated July 21, 2010. Please further revise your disclosure to clarify the business in which Metro One Development Inc. is engaged, including the types of products and/or services that it provides to its customers and the types of products and services that it has provided and currently provides to you. We also note your response to comment one in our letter dated July 21, 2010, in which you state that Metro One Development Inc. has provided you "with the technical background knowledge with respect to (y)our first product"; however, elsewhere you indicate that you have not yet developed a product or retained clients. Please advise.

Response 11

The Company has revised the Registration Statement in response to this comment. Please see the "Product Development" section on page 20.

Our response to comment 2 from your letter dated July 21, 2010 should have read "Metro One Development Inc. has provided the Company with the technical background knowledge with respect to our first product design." We have revised the Registration Statement accordingly to reflect the revised disclosure.

We have also retained Metro One Development Inc. as a client and provided them with a new product design.


MANUFACTURING AND PRODUCT SOURCING, PAGE 21

Comment 12

We note your response to comment 22 in our letter dated July 21, 2010. Please further revise your disclosure to clarify whether you have identified and/or retained any suppliers and vendors. Please also revise your disclosure to give examples of the types of products you might need to purchase from such suppliers and vendors; in this regard, we note that your primary business appears to be the provision of services as apposed to products.

Response 12

We have updated the "Manufacturing and Product Sourcing" section on page 21 as requested. We have many contacts in many industries that we rely on for technical expertise when required. This could be a simple catalogue or in depth engineering resources depending on the project. We do not have any agreements in place with any potential supplier.


FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2009 AND MARCH 31, 2010

NOTE 6 - SUBSEQUENT EVENT, PAGE F11

Comment 13

Your response to comment 26 in our letter dated July 21, 2010 indicated that you will provide the requested disclosure in your June 30, 2010 interim financial statements. However, comment 26 also requested that you provide us with certain information, and this information was not included in your response. We therefore reissue a portion of our prior comment. Please explain to us whether you valued the issuances based on the fair value of the consideration received or the fair value of the equity instruments issued, and how you determined which of these was more reliably measurable. If you valued these stock issuances based on the fair value of the equity instruments issued, please explain to us in reasonable detail how you determined the fair value of your stock.

Response 13

The Company has revised the Registration Statement in response to this comment. Please see the Note 3 on pages F9 and F10 for the financial statements for the six months ended June 30, 2010.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND FINANCIAL
DISCLOSURE OR PLAN OF OPERATION, PAGE 23

MANAGEMENT'S STRATEGIES VISION, PAGE 23

Comment 14

It does not appear that you revised your disclosure to fully respond to comment 27 in our letter dated July 21, 2010. Accordingly, we re-issue that comment and ask that you elaborate on your overall business strategy, including how you intend to generate revenues. Please detail each step of your business plan, describe the timeline for each step, indicate how much additional capital you will require for each step and how you will acquire such capital, and indicate how much additional capital you will require in order to fully implement your strategic vision and how you will acquire such capital.

Response 14

We have updated the "Business Overview" and "Management's Strategies Vision" sections on page 23 in response to this comment.


OPERATING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS, PAGE 24

Comment 15

We note your response to comment 30 in our letter dated July 21, 2010. However, it does not appear that you disclosed the amounts that your chief executive officer has committed to advance to you, including the expected timing of receipt of such amounts and the terms of such commitments.

Response 15

We have updated the "Operating capital and Capital Expenditure Requirements" section on page 25 as requested.


Comment 16

Please also clarify whether and how much you will require to be able to implement your business plan if all of your cash resources will be devoted to legal, accounting and related services. You indicate that cash used for other expenditures is expected to be minimal, however, we presume that you will have expensed associated with obtaining customers and doing work for customers. Please revise to clarify.

Response 16

We have updated the "Operating capital and Capital Expenditure Requirements" section on page 25 as requested.

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BIOGRAPHIES OF EXECUTIVE OFFICERS AND DIRECTORS, PAGE 25

Comment 17

Please revise your disclosure to clarify the type of business in which each of DC Design Inc. and Six Points Plastics is engaged, whether Mr. McLean has been employed with Charbuster Inc. for at least the past five years, and the qualifications attributes and skills of Mr. Clark that led to the conclusion that he should serve as a director. In addition, the last sentence of Mr. Stummer's biography is unclear; please revise to clarify its meaning.

Response 17

The Company has revised the Registration Statement in response to this comment. Please see page 26.

We are unclear as to the Staff's position regarding our conclusion that Mr. Clark should serve as a director. As disclosed, Mr. Clark is the founder of the Company, has run a successful design and manufacturing firm for 14 years, requiring him to deal with the day to day operations of that company. He has also provided the necessary funds to operate the Company and continues to do so.


DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT
LIABILITIES,   PAGE 29

Comment 18

It does not appear that you revised your disclosure in response to comment 34 in our letter dated July 21, 2010. Accordingly, we re-issue that comment.

Response 18

We have revised the Registration Statement in response to this comment. Please see page 29.


DEALER PROSPECTUS DELIVERY OBLIGATION, PAGE 29

Comment 19

The second paragraph of this section should appear on the outside front cover page of the prospectus pursuant to Item 501(b)(10) of Regulation S-K. Please revise accordingly.

Response 19

The Company has revised the Registration Statement in response to this comment.


UNDERTAKINGS, PAGE 31

Comment 20

It does not appear that you revised your disclosure in response to comment 37 in our letter dated July 21, 2010. Accordingly, we re-issue that comment.

Response 20

We have revised the Registration Statement in response to this comment. Please see pages 33 and 34.



If you have further questions or comments, please feel free to contact us or our counsel.

We are happy to cooperate in any way we can.


Regards,

/s/ Doug Clark, CEO


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